02047044

PE
8/16/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the report dated ***August 16, 2002***

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F *X*

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

1. Confirmation of Mailing of Quarterly Shareholders Report for the quarter ended June 30, 2002.

CIBC Mellon

August 16, 2002

Nova Scotia Securities Commission

Saskatchewan Securities Commission

Ontario Securities Commission

Office of the Administrator, New Brunswick

Registrar of Securities, Prince Edward Island

Registrar of Securities, Government of the Northwest Territories

Registrar of Securities, Government of Yukon Territory

The New York Stock Exchange

U.S. Securities Exchange Commission

Depository Trust Company

The Canadian Depository for Securities Limited

Alberta Securities Commission

The Manitoba Securities Commission

The Toronto Stock Exchange

British Columbia Securities Commission

Commission des valeurs Mobilieres du Quebec

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Government of Nunavut

Philippine Stock Exchange, Inc.

Philippine Central Depository

Philippine Securities and Exchange Commission

Dear Sirs:

RE: SUN LIFE FINANCIAL SERVICES OF CANADA INC.

The following items were sent by prepaid mail to all shareholders who have requested to receive interim financial statements of the above-mentioned Company on August 14th and 15th, 2002.

X Sun Life Financial Services of Canada Inc. – Second Quarter 2002 Interim Consolidated Financial Report for Six Months Ended June 30, 2002 (which includes Second Quarter 2002 Consolidated Financial Statements and Management's Discussion and Analysis).

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document/files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Helen Kim
Manager, Client Services
(416) 643-6209

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: August 19, 2002

By: ______________________
Thomas A. Bogart
Executive Vice-President and Chief Legal Officer

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